UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Achieve Life Sciences, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

004468203

 (CUSIP Number)

July 8, 2019

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004468203	13G	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Adamas Health Care Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
330,578 (*)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
330,578 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
330,578 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.81% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) The beneficial ownership of the securities reported herein is described in item 4(a).

(**) Based on 6,866,000 shares of common stock outstanding as of July 8, 2019 (as reported on Bloomberg LP).

CUSIP No. 004468203	13G	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Adamas Capital Management (CY) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
330,578 (*)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
330,578 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
330,578 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.81% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) The beneficial ownership of the securities reported herein is described in item 4(a).

(**) Based on 6,866,000 shares of common stock outstanding as of July 8, 2019 (as reported on Bloomberg LP).

CUSIP No. 004468203	13G	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Dov Malnik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
330,578 (*)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
330,578 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
330,578 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.81% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(*) The beneficial ownership of the securities reported herein is described in item 4(a).

(**) Based on 6,866,000 shares of common stock outstanding as of July 8, 2019 (as reported on Bloomberg LP).

CUSIP No. 004468203	13G	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
Tomer Haim Feingold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
330,578 (*)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
330,578 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
330,578 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.81% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(*) The beneficial ownership of the securities reported herein is described in item 4(a).

(**) Based on 6,866,000 shares of common stock outstanding as of July 8, 2019 (as reported on Bloomberg LP).

Item 1.	(a)	Name of Issuer:

Achieve Life Sciences, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1040 West Georgia Street, Suite 1030, Vancouver, B.C. V6E 4H1

Item 2.	(a)	Name of Person Filing:

Adamas Health Care Fund

Adamas Capital Management (CY) Limited

Dov Malnik

Tomer Haim Feingold

(b)	Address of Principal Business Office:

Adamas Health Care Fund – 25 Main Street, KY1-1107, Grand Cayman, Cayman Islands

Adamas Capital Management (CY) Limited – Arch Makariou III, 172, Melford Tower, 2nd Floor, 3027, Limassol, Cyprus

Dov Malnik – Flat B 1/F 3 Chico Terrace, Hong Kong

Tomer Haim Feingold – 8/F 470 Lockhart Rd, Hong Kong

(c)	Citizenship or place of Incorporation:

Adamas Health Care Fund – Cayman Islands

Adamas Capital Management (CY) Limited – Cyprus

Dov Malnik – Israel

Tomer Haim Feingold – Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

004468203

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person

The securities reported herein are beneficially owned by Adamas Health Care Fund (the “Fund”), a wholly-owned subsidiary of Adamas Capital Management Ltd., which has delegated all investment authority to Adamas Capital Management (CY) Limited, which acts as investment manager of the Fund (the “Investment Manager”).  Both Adams Capital Management Ltd. and the Investment Manager are wholly-owned subsidiaries of Lym Investments Ltd.  Through a trust agreement, Messrs. Dov Malnik and Tomer Haim Feingold each hold 50% of the shares of Lym Investments Ltd.

Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of investors in the Fund. This Statement shall not be construed as an admission by the Fund, Adamas Capital Management Ltd., the Investment Manager, Lym Investments Ltd., or Messrs. Malnik and Feingold that he or it is the beneficial owner of any of the securities covered by this Statement, and each of the Fund, Adamas Capital Management Ltd., the Investment Manager, Lym Investments Ltd., and Messrs. Malnik and Feingold disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

The Fund ceased to be the beneficial owner of more than 5 percent of the outstanding shares of common stock on July 8, 2019.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 September 12, 2019

Adamas Health Care Fund

/s/ Noam Fogel Shimoni
By: Noam Fogel Shimoni*
Title: Executive Director

Adamas Capital Management (CY) Limited

/s/ Noam Fogel Shimoni
By: Noam Fogel Shimoni**
Title: Director

/s/ Dov Malnik
Dov Malnik

/s/ Tomer Haim Feingold
Tomer Haim Feingold

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 2 to this Schedule 13G.

** Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 3 to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement filed by and among the Reporting Persons, dated as of May 27, 2019 (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on May 28, 2019).

Exhibit 2
Notice of resolution of the Board of Directors of Adamas Health Care Fund, dated as of May 27, 2019 (incorporated by reference to Exhibit 2 of the Schedule 13G filed by the Reporting Persons on May 28, 2019).

Exhibit 3
Notice of resolution of the Board of Directors of Adamas Capital Management (CY) Limited, dated as of May 27, 2019 (incorporated by reference to Exhibit 3 of the Schedule 13G filed by the Reporting Persons on May 28, 2019).